Filed by Peridot Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Peridot Acquisition Corp.

(Commission File No. 001-39551)

John Jannarone:

Good afternoon. Thank you for joining. I’m John Jannarone, editor in chief of IPO Edge. Today, we have a special event that’s going to talk about a deal it’s actually going to close this week, pending a vote. Li-Cycle is, of course, merging with Peridot Acquisition Corp, PDAC. And today you’re going to meet the CEO and the executive chairman of the company itself.

John Jannarone:

Before we meet these two gentlemen, I’d like to take care of a little bit of housekeeping. One of the most interesting and fun parts of these events is the opportunity to ask questions directly to Ajay and to Tim, so I encourage you to do that. The easiest way is to submit those questions right there on your screen through the Zoom portal, or you can shoot an email to Editor@IPO-Enedge.com. Of course, if you can’t watch today’s event or you’d like to catch up for a part of it you missed, please go to IPO-Edge.com right afterwards, you’ll find it there. You can also find it under the PDAC ticker on Yahoo Finance and on Bloomberg terminals. It’ll be up there later this evening.

John Jannarone:

A couple of things left to discuss before we introduce Ajay and Tim. First of all, the vote, as I just mentioned, is coming up. The deadline is Wednesday night at midnight. Now, for those of you who are individual retail investors, you might think that it’s not important to vote, but it is. In aggregate, you hold a lot of shares and it’s important for you you vote. So, if you have any questions about that, you can call that number there, (203)-658-9400, or send an email to the proxy solicitor PDAC.info@investor.morrowsodali.com. We’re going to flash this again at the end, and this of course is in the announcement and it’ll be in the replay. Now, before we meet the two gentlemen of the hour, Jared, let’s play a clip to show everyone a little bit of what this technology looks like. And of course, Tim is featured in the video.

Tim Johnston:

Li-Cycle spoke and hub infrastructure, which is a validated two-stage mechanical size reduction process and hydro metallurgical process to recycle any kind of lithium-ion batteries, irrespective of battery chemistry, previous application, or use. With the goal of closing the supply chain loop, Li-Cycles technology provides an environmental and economic sustainable way of processing and recycling lithium-ion batteries.

Ajay Kochhar:

Our technology is patented, commercial, and proven. Our recoveries are over 95%. And it is the only technology to successfully recover core battery grade materials, including lithium carbonate, nickel, cobalt, and much more. Li-Cycle is on a mission to transform lithium-ion batteries [inaudible 00:03:01] waste into a circular and sustainable product. And we’re excited about the opportunity that Li-Cycle represents.

IPO Edge Transcription 8.2.21

John Jannarone:

All right, great. Thanks very much, Jared. With that, let’s introduce Tim and Ajay. Gentlemen, thanks for joining today.

Ajay Kochhar:

Yeah, great to be on here.

Tim Johnston:

Thanks John.

John Jannarone:

Now, I’d first like to point out that the two of you worked together previously, so you’ve got a long track record in the industry. Let’s just step back for a second. We just saw a demo with. Let’s turn it over to Ajay for a minute here. Can you give us an overview? Tell us what’s going on out there. We all know about the importance of the demand for lithium ion batteries. But how are they normally made? What’s wrong with the way they’re being made, and how can you guys change?

Ajay Kochhar:

Yeah, for sure. I’ll make it a little bit of a intro, even personally, and then Tim should also chime in as needed. So, both Tim and I are technical by background. I’m a chemical engineer, and also commercial, and I come from the lithium space originally. So, we used to work at a [friend 00:03:56] of Hatch, really building facilities that make lithium chemicals that go into batteries, and hence have been very close to this whole space for a while. It’s changed a lot in a very short period of time. I’d like to throw out a stat which should help people understand.

Ajay Kochhar:

2013, there were three quote-unquote battery mega factories in the world. Tesla’s factory in Nevada was one of those at the time. And 2021, where we are today, this number keeps growing every day, but it’s around 225 battery mega factories in the pipeline around the world. So, that should give you a sign of the demand, the sign of the growth.

Ajay Kochhar:

When we were at Hatch, just to relate to the story of Li-Cycle, we were working in the supply chain, even seeing battery and the demand associated, but this question of recycling continue to be a glaring hole. We didn’t see an answer to that from our vantage point. And when we dig into it, and Tim will get in this more so, frankly, we were seeing waste oriented solutions, high temperature processes, that are not really fit for purpose for this material. So, frankly, a little bit out of frustration and desire to change the space and innovate, we left in 2016 to launch this company. Fast forward to today, we’re 140 plus people, commercial business, we’ve over 50 battery supply customers. We off-take, we make product, we sell product. So, we’ll get in to all that, but really Li-Cycle’s at an inflection point to really solve a very critical issue in this overall lithium-ion battery and EV supply chain.

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IPO Edge Transcription 8.2.21

John Jannarone:

Great. Tell us one thing before we dig into this a little bit more. Of course, as we just discussed, EVs are a big reason why there’s so much battery demand. But there are a lot of other places where these batteries are going. Ajay, can you just tell everyone about that? I mean, for instance, there are buildings that are powered by wind or solar. But the problem is, it’s intermittent. And so when it shuts off, it’s got to be stored or it doesn’t work around the clock. Right?

Ajay Kochhar:

Yeah. So, lithium-ion batteries is a broad technology. I mean, this is... My mobile phone as a lithium-ion battery in it. But yeah, think everywhere around you in your life. Should actually probably one day count how many batteries do you have around you. There’s appliances, power tools, micro mobility scooters, e-bikes. Of course, people know electric vehicles, the passenger vehicles. But there’s also commercial transport, which is... There’s also newer applications, [inaudible 00:06:09] flying vehicles. That’s a future application. But also think commercial. Buses, trucks. And then to your point, John, there’s also stationary storage, utility, residential. So, all of this is the lithium-ion family. And what’s been enabled, why this has happened, is there’s been a con maze of scale that have really grown on the manufacturing side. And costs of the batteries have come down, and that’s enabled more, and more, and more applications.

Ajay Kochhar:

But we are running into a core part of the cost profile of those batteries, which is critical materials. Lithium, nickel, cobalt. So, we’ll get into that much more, but that’s a core part of the value proposition of Li-Cycle, is really helping to inch away and crack away at that part of the cost of lithium-ion batteries, which is also quite complicated. You can’t just take something out of the ground, which is lithium, and then throw it into a battery. There are actually specialties that need to go into very specific chemical forms. So, that’s a big part of our value proposition, but also broadly, as you asked John, the applications for these batteries.

John Jannarone:

Great. I want to ask you about the spoke and hub model. But before I do, let’s bring Tim back so we can even this out a little bit. Tim, why don’t you tell us about the competitive landscape. What makes you different from the other players who are out there? Because obviously there’s so much of this material that’s being disposed of, oftentimes the wrong way. There’s a big opportunity here. So, what makes you guys different?

Tim Johnston:

Yeah, that’s exactly right, John. [inaudible 00:07:30] was actually one of the frustrations coming from, as Ajay said, the industry, the chosen producers of these materials from a primary production source. When we looked at how batteries were being treated the end of their life... Which, to be frank, outside of Li-Cycle they’re still wildly being treated the same way. And so, like other forms of waste, they would go through some form of high temperature processing. So, this might be... Calcination is a technical term, but basically what they’re doing is they’re burning off things like plastics, and electrolytes, and the binder. Of course, that has a whole range of issues from an environmental standpoint. It’s also quite expensive. They would then take the residual material, and then process it again through what we consider existing infrastructure, that infrastructure that was built primarily for the nickel and cobalt industry.

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IPO Edge Transcription 8.2.21

Tim Johnston:

But once again, this is high temperature processing. 3000 degrees Celsius for our metric speaking friends on the line today. Into, once again, metals that would then have to go through another stage of processing before they go back in the batteries. With Ajay’s background in engineering and commercial development, we really took the blank sheet approach and we said, “Okay, we know how battery works. We know how the materials inside them function. We also know what materials the battery industry wants back. So, if we were going to look at this from a ground up perspective, how would we approach this?” And this is really how Li-Cycle started, and we really developed our technology around that. We avoid all those environmental issues. We don’t generate any meaningful air emissions because we’re not processing anything at temperature, not burning off anything.

Tim Johnston:

But the secondary benefit of that, which you can talk about whether it’s secondary or primary, depending on your perspective. But ultimately, what it leads to is a lower cost approach to also process that material with higher material recovery. So, you’re really capturing both ends of the spectrum, If you think about it. Higher recoveries, more revenue, lower operating costs, higher margins. And so, we saw that there was a gap that really hadn’t been addressed, and that’s where Li-Cycle came into it. We were early. A lot of people said that it was too early when we first started Li-Cycle. Not very many people cared, to be frank. They said this is a problem for another decade. Wait until electrification really takes off. And then look to address this issue. Benefit of being early, we secured a huge amount of intellectual property in this space. We were able to protect that, and today we have Li-Cycle.

John Jannarone:

All right, great. Ajay, let’s go back to you for a minute. Something that I found really interesting, I was speaking to you gentlemen a couple of months ago, and then reading through the investor presentations, is spoke and hub model. So, what I’m seeing there is that it can improve the financial profile, this design that you come up with. Can you tell us how it works? And you guys both might want to chime in on this, but Ajay, I don’t know if you want to go first. So, here you go. And you can give us a visual.

Ajay Kochhar:

Yeah, definitely. And actually, I should turn it over to Tim. Tim can go ahead.

Tim Johnston:

Yeah. No worries, Ajay. And so, John, basically we have two parts to our technology. We call this the spoke and hub model. At the spoke level, this is the pre-processing. We take in everything from the smallest format of lithium-ion battery that you can imagine, thinking about hearing aids in the like, all the way up to and including electric vehicle modules, electric vehicle packs, energy storage modules and packs, which you were referring to a moment ago. And everything in between, including manufacturing scrap. And Ajay will likely jump in here in a moment and talk a little bit more about manufacturing scrap. But the key thing is that, regardless of the format, regardless of the chemistry, we process it all the same way.

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IPO Edge Transcription 8.2.21

Tim Johnston:

We then said, well, [inaudible 00:11:11] look at it, this model needs to be able to be deployed in a highly diversified way. You can’t have centralized logistics for what is effectively a highly diversified supply chain. Think about... I mean, Ajay just talked about his mobile phone sitting at his desk right now. We all have lithium-ion batteries around us. The fact is, that lithium-ion batteries follow population centers. And so, what we designed was this spoke technology, which was a modular plan. We use what’s called a submerged shredding process. That’s a key part of our IP that avoids that high temperature processing which the traditional industry would do. We process that as batteries, all those battery materials, down into three intermediate materials, what we call black mass. Black mass is, effectively, the active materials within the battery. It’s your nickel, cobalt, lithium, graphite. Those materials all exist within the black mass. And then we produce byproducts of shredded copper and aluminum, and then low density plastics.

Tim Johnston:

And so, coming back to the overall business model for Li-Cycle, is we then take that black mass from multiple spokes... And I should point out we are a commercial business today. We have two commercially operating spokes. One in Canada in Kingston, Ontario, one in the United States in Rochester, New York. And we’re actually building a third one in Arizona as we speak. The black mass from these sites then get moved to a centralized facility because now we’ve dealt with what is inherently a potentially volatile material to handle, which is lithium-ion batteries. We’ve turned it into an inert, safe, easy to transport, high value material that we can either sell, which is what we do today, or we can process through our own centralized refining facility, which is what we call a hub.

Tim Johnston:

Now, going back to what I was talking about earlier, when we looked at the... From a blank sheet perspective of processing this black mass into finished chemicals, we were able to identify a number of technical advantages of processing black mass relative to processing traditional mineral concentrates. In these facilities, we do... It’s all, once again, low temperature, water base chemistry. And we’re able to effectively split out the different metals within the lithium-ion battery, and then turn them back into battery grade products that we can sell back to our customers. Our hub is based purely on known existing unit operations. So, we’re not introducing any unnecessary technology risk. We’ve done a huge amount of work in this area, and we’re actually on track to break ground on our first hub later this year.

John Jannarone:

Great. And looking at all this year, Tim, what kind of protections do you have on intellectual property here? Are there other patents in place that can keep competitors from doing the same thing?

Tim Johnston:

Yeah, absolutely. So, one of the benefits of being early was that we were able to secure quite a lot of intellectual property in this space, which is in the form of two parts. One is we have multiple patents that we’ve been able to issue and get registered, not just in the United States, but right around the world. In fact, actually the first country to issue us a patent was Korea. You think about that from the importance of the battery supply network. We’ve been able to secure IP as it relates to... Thanks Ajay. As it relates to the spoke technology, which covers everything from buried materials in, to intermediate products out, including the specification of the products that we produce. It’s a very important point. Much like the pharmaceutical industry, we were able to layer on what we call to take a layered approach to our IP protection. Then on the hub side, similarly, we’re able to protect and patent everything from the black mass in, to the finished chemicals coming out...

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IPO Edge Transcription 8.2.21

PART 1 OF 4 ENDS [00:15:04]

Tim Johnston:

And everything from the black massing to finish chemicals coming out. We of course understand like everyone does that patents are public documents, so we actually have, within the company, an additional 12 registered trade secrets that specifically relate to specific unit operations that we do at either our spoke or hub facilities in order to be able to achieve the outcomes that we can.

John Jannarone:

Great. I’m going to turn back to Ajay in a second, but there’s one question from the audience I want to address right now, we’re going to get to these in the second half, but someone’s asking how will the transition to Li-Cy affect shareholders? And Tim, correct me if I’m wrong. The answer is that your shares will automatically convert on a one-to-one basis, so owning PDAC now is essentially the same thing, and that’s the easiest way to think about it for those who are new to a [dispach 00:15:45], is that fair, Tim?

Tim Johnston:

Yeah, that’s exactly right, John

John Jannarone:

Okay, great. And I promise folks, we’ll get to more of these later, we just got a few more things when it gets to before that. Ajay, can we talk about some of the tailwinds, regulatory and from governments around the world, there are all kinds of initiatives, but are there a couple you can highlight that are going to affect your business in a big way? But I would also point out, we’re also asked, isn’t it also the case that you’re able to offer these metals at competitive prices compared to what’s taken out of traditional places in the ground around the world?

Ajay Kochhar:

Yeah, definitely. I think before we get to some of the specific tailwinds, broadly speaking, when we started this business, just from a very fundamental perspective, for Tim and me, it had to work economically. So when we looked at the value from [lith-ma batteries 00:16:32], broadly speaking, of course there’s all types of batteries. But just from the very early days, looking at the fundamental invention of what we were trying to do, both bespoke and the hub and the value to get out of the batteries, it had to make dollars and cents work, essentially from an EBITDA, profitable perspective.

Ajay Kochhar:

If that wasn’t a yes, then to be very blunt, we wouldn’t have pursued the business. That’s really important to us because from a sustainability standpoint, it’s a 3P approach, triple bottom line, people, planet and profit, because if we’re not profitable, then that’s not sustainable either of course. And that’s been a big ethos change for the Lith my battery industry.

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IPO Edge Transcription 8.2.21

Ajay Kochhar:

I think before we came along, there was very much the mentality of a lot of those that you take these batteries as Tim was touching on, but hey, these are difficult to handle, we need to be paid to deal with them. From a vehicle manufacturer perspective, from the angle of trying to perforate as many EVs as we can, that doesn’t really work, because at the end of the day, that burden is going to be born by some part of the supply chain. So that’s a very fundamental part of what we do.

Ajay Kochhar:

Back to your point, John, from a fundamental perspective, we can also produce these materials cheaper than mining and refining. Mining and refining is going to be an important part of the overall supply mix for the coming 10 years because there’s just that much material that needs to be made, but on the equal planes of ESG, cost, transparency, traceability, these are what consumers of these materials look at. Recycling will win day on day, and even within that lifecycle was a low cost recycler, and hence we have an inherent advantage with respect to the production of those materials.

Ajay Kochhar:

So that’s just from a very fundamental perspective, just briefly then, John, back to your question, look, there are a variety of very exciting telons, and I even saw in the questions, we’ll get to that later, but even some of the things the Biden administration is looking at around recycling and critical materials, look, all those things are great for starters, potential accelerators, potential adders from even the non-dilutive potential funding standpoint, but we’re not reliant on those things, because that can change as you see in probably in other industries.

Ajay Kochhar:

But certainly whether it be recycling regulation, incentivizing, pushing recycling, one thing we’ve seen as an example is also mandates around minimum recycled content for materials and new batteries. That’s what’s being talked about in Europe, California right now is having a similar discussion at a state level. So that will continue, and we’re certainly at the table there to help give industry context, but again, that’s really a force setter, force multiplier potentially.

John Jannarone:

Great. Ajay, we don’t need to spend too much time on this, but just to make it tangible for everyone, tell us what the ins and outs look like. You mentioned that there are all these different sources of recycled material, but it’s everything from something in my apartment to industrial stuff to car batteries, tell us what that looks like. And then talk to us about who’s buying this. And it’s not just a few, it’s over 50 now, 50 clients.

Ajay Kochhar:

Yeah. So we have over 50 battery supply customers. I think to help simplify it for folks, because one of the biggest, I think, knee-jerks that people have is saying, oh, as Tim said there, recycling might be 10 years away, and hence how do these folks, how are they going to get access to material? Well, one of the things that misses is actually the first wave of the need of this industry, which is actually battery manufacturing scrap.

Ajay Kochhar:

So when a battery cell is made, and I’ll relate to this slide in a moment, but when they make a battery cell, like even the one on somebody’s phone or in a vehicle, there’s thousands of these cells together, all along that chain, it’s not perfect. So there might be off cuts, there might be quality rejects. Now, it may not be a high percentage of the output of that given manufacturer, but if you’re making lots of batteries and across, as I quote at the beginning, 225 factories in the pipeline and growing, that’s a lot of material.

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IPO Edge Transcription 8.2.21

Ajay Kochhar:

And that’s not material you’re waiting for to reach the end of its life, that’s happening as batteries are being produced. So on this page here, you see this darker blue part of the pie chart called manufacturing scrap, that is what that is. And that is really the first wave of material, give me one example here, we work with Ultium, the joint venture between General Motors and LG Energy Solution. So that material is manufacturing scrap. And that factory in Ohio, which is the starting point for that as a 35 gigawatt hour factory, it’s several million square feet to give people a little bit of sense of scale.

Ajay Kochhar:

So there are many of these that are in the pipeline, they continue to make demand, and that is the first wave of the material. Lastly, and then I’ll pause here, the future wave and what will come alongside that, and also that 50 plus battery supply customers that we have, that is all sorts of other applications. So it could be micro mobility as recorded, it could be commercial transport, it could be stationary storage, and of course, end of life of actual EV batteries.

Ajay Kochhar:

One of the things to point out there briefly is also you could also have midlife crises. So manufacturers don’t want that to happen, of course, and we want to ensure our customers can build and proliferate EVs as efficiently as possible, but you can have recalls. There are some very high profile recalls out there. So our role is to help with all of that and have as big of a funnel. The way I like to put it is we want to be the Switzerland of battery recycling for as many folks as possible.

Ajay Kochhar:

Then lastly, on the way out, this is also now a different pathway of material back to the supply chain. So we have a key partner who tracks us, they’re the largest independent nickel-cobalt trader globally, they are the buyer of the materials that we’ll be making from the hub. So lithium carbonate, nickel sulfate, cobalt sulfate, these are battery grade materials.

Ajay Kochhar:

Now, from them, downstream of them, they will actually pass it on to the cathode makers and those that actually go back into new batteries. But we’ve de-risked the business by securing both the in and the out. And that is a core part of our moat, in addition to the technology and the patents. You can’t just put up a sign and say, “Hey, I’m battery recycling, send us material and buy material from us.” It takes a lot of time, a lot of qualification, several years, and we’re there now, and now we’re in the mode of really executing to serve our customer’s needs.

John Jannarone:

All right, great. Let’s start... Go ahead, Tim. Do you want to weigh in too?

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IPO Edge Transcription 8.2.21

Tim Johnston:

Sorry John, I was just going to add to something just to clarify too. So for the key battery grade materials, lithium carbonate and nickel sulfide and cobalt sulfide, one of the misconception sometimes around recycling is, similar to what you’d find in the glass or the rubber industry, that maybe they’re not as good a material as what comes from the mining industry. And the reality is we break the material down to the molecular level and we rebuild them.

Tim Johnston:

So there is no difference between the materials that we produce and then what comes from the mining industry. In fact, we actually have less impurities to deal with, and so we can actually make a very high quality product that is in high demand for the industry. But the key thing is there’s no limit to the number of times effectively that we can recycle this material and return it to the back to the battery supply chain.

John Jannarone:

That’s really helpful. Tim, I will either stick with you or let Ajay fill this one. I want to talk about financials a little bit. So something that jumped out at me, both when I spoke to you gentlemen a couple of months back and again in the presentation deck, which everyone should check out, is it you’re very close to being EBITDA positive, and you’re trading on a multiple of about 10 times 2023 EBITDA, which is way below the compsci list in there, I think they may have even gone up since then.

John Jannarone:

But tell me, how can investors get really comfortable with those forecasts? There’s a lot of that contracted revenue, tell us, is there much execution risk? How can investors get comfortable with this? Because most of the other options out there in EV land are not getting profitable anywhere near as soon.

Ajay Kochhar:

Maybe I can start, then Tim can add on from an execution perspective. Look, from a financial standpoint, and I’m glad we can chat to the audience here to help also give added color, so when you look at this page here from the analyst day presentation or investor presentation, you see our revenue forecast in the top left. And people say, “Oh, well, how could you go from where you are today to that level in the future?”

Ajay Kochhar:

Very simply, the more tons that we process, that is what drives revenue, that’s what drives EBITDA. So when we talk about our HUD facility, if you look at the top left graph here, there’s a green portion that they call contracted off-take. So that is actually corresponding in ‘23, ‘24, ‘25, that is the forecasted revenue level from our Rochester Hub. So we’re at a place now where we have the secured feed profile.

Ajay Kochhar:

So we have many, many different customers, manufacturing scrap is an important part of that, which gives a very good base load for the business to actually feed the facilities, make black mass, which ultimately goes in that facility, and we’ve gone through the qualification steps to really make the product to get the offtake with tracks, and to Tim’s point, these are materials that are as good, if not better than mined and refined material, took a long time to get that level of comfort, but we’re there.

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IPO Edge Transcription 8.2.21

Ajay Kochhar:

So really, where we are now is execution mode. And we went down this path of this dispack and the associated pipe raise to really enable that at the end of the day, to help meet the customer needs. Above and beyond that, the uncontracted, that is really incremental, ultimately hub facilities, which is really where we make the product, sell the end product and make the revenue.

Ajay Kochhar:

So those are future catalysts as we get through now to being quarterly earnings reporters that folks should keep an eye out from a future catalyst standpoint, where the subsequent facility is going to be, how we’re executing them, why, but that’s really the driver of our revenue profile. And just briefly on the margin before I turn over to Tim on the execution side, people see these margins and say, “Well, how could you get to these margin levels?”

Ajay Kochhar:

Well, it goes back to what Tim talked about, is we started from a clean sheet. So many of the existing recyclers, even some of the emerging ones, are trying to take historical technologies and plug this material into it. And then you’re limited by the amount of recovery you get, and you’re limited by the cost structure. So lithium is an example where that is circa 20, 25 percent of our revenue mix, and historically, that hasn’t been recovered.

Ajay Kochhar:

So if you’re stuck using these more traditional approaches, you’re not maximizing recovery, you’re not minimizing cost. That’s what we’re doing. The starting point is a very rich source of these materials that has no parallel in geology. You don’t find something in the earth that has lithium, nickel, cobalt, et cetera, and these levels of concentration. So that’s the driver of the margin, Tim can comment here on execution, but it’s very right, John, that we are really a business doing this today and growing and expanding from this point with our customers.

John Jannarone:

Great. Tim, do you want to weigh in on the execution there?

Ajay Kochhar:

Yeah, absolutely, John. So to give everyone a bit of a frame of reference, Li-Cycle and its shareholders have invested about $50 million today building and developing these assets. And so we started out going through the traditional sites, which all scale up to the point where we built our first commercial spoke last year. So this is a commercial standalone operating business that does all the things and say what we’re going to do in the future, we’re doing it today. Rochester was the second facility that we built last year, it was a very interesting year to build two plants, but very, very happy with how the team executed.

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IPO Edge Transcription 8.2.21

Tim Johnston:

And once again, we were able to demonstrate that even in difficult times, we’re able to execute and build out these plants and they performed as planned. And that’s a very important step. The next major build out is the hub in Rochester, and that’s well on track. We’ve invested almost 55,000 hours of engineering in the last 12 months finalizing the design of this plant, but once again, we haven’t brought in any new technology. These are all things that we’ve done before, and now we’re just doing it at commercial scale.

John Jannarone:

Great. Tim, I think we’ll stick with you on this one. Tell me why a SPAC? Again, getting back to your financial profile, it looks to me like you could have done a regular way IPO, and some might ask, what were the benefits of having a SPAC and what ties will you have with the SPAC after the deal closes?

Tim Johnston:

Yeah, absolutely. So we actually were looking at multiple different options as Li-Cycle. We are a mature organization, we had all the things that you’d want, all the financials and a history of developments, but we could have gone down the traditional IPO. We could have also stayed private. However, when it came to looking at all the different options, we ultimately decided to partner with a SPAC, really for two or three reasons.

Tim Johnston:

One is that it was the right model to take us public in the sense that we were able to bring in good quality partners. So one of the things that I think is sometimes overlooked is that when a group does a stock with a good group like Peridot, we’re actually able to bring in real operators. So we have, for example, Alan Levande, who is here on the screen, he’s actually going to be joining our board. Alan has built two multi-

PART 2 OF 4 ENDS [00:30:04]

Tim Johnston:

... our board. Alan has built two multi-billion-dollar enterprises from scratch. Bringing somebody in with that level of expertise and history to help guide and coach the organization through this next phase of growth is hugely valuable, from our perspective.

Tim Johnston:

Post the combination, I think the key thing for shareholders to understand is it is one organization moving forward. It’s the Li-Cycle shareholders merging with the Peridot shareholders. They’ll all be on an effectively pari passu basis. All the shares will trade under the same category of share. Now we’ll be one collective team. We’ll be well financed. We were able to complete a high quality pipe as part of this transaction. We raised $315 million in the pipe, and now we’re going to have that capital to support that next growth phase of the business with the right team to do it.

John Jannarone:

Just to be clear, it looks to me, just to confirm, Tim, that this transaction will provide sufficient capital to get you to the EBITDA-positive level, right?

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IPO Edge Transcription 8.2.21

Tim Johnston:

Absolutely. The baseline for how much capital we decided to raise was to actually fully fund the baseline business plan. What you saw on the screen before from Ajay is the fully funded business plan. We actually have that built in to our forecasts.

John Jannarone:

Great. Tim, looking in the presentation deck, there’s some information there about the opportunity overseas. Of course, your immediate business plan is here in North America, but, can you tell us ... It looks like you just hired someone, actually, over on your Asian team there. What is the opportunity like over there? Is it similar to the way it is in the US? Are there similar initiatives? How soon could you get involved in it, perhaps through JVs?

Tim Johnston:

Yeah. Exactly. We actually have been active in these regions for some time with developing and exploring different partnership models. In Asia, we talked about that, we just hired a gentleman, Dawei Li, who’s going to be our general manager for Asia.

Tim Johnston:

The benefit of this is, the reality is that Asia is the largest producer of lithium-ion batteries and lithium-ion battery materials in the world. I think that a lot of people would be familiar with that.

Tim Johnston:

How we’re looking to roll out is with partners that we’ve been working with for some time now, evaluating different economic models, but, essentially, that partnership model whereby we’re leveraging some key catalysts, whether or not it’s supply of battery materials on the front end or support on the execution operations side.

Tim Johnston:

We’re conscious that, for a company like Li-Cycle to grow at the pace that we plan to, we need to work with good quality partners. We’ve been going through the process of screening them for the last couple of years. We’re now at the point where we’re ready to execute. That’s why we hired Dawei. We’re really excited to move into that.

Tim Johnston:

That’s also actually a similar model in Europe. We have multiple processes underway in Europe, and we’re really very eager to make that first major step into Europe. I would just say, watch this space in the time to come.

John Jannarone:

Great. All right. We’ve got a lot of audience questions coming in, but I just wanted to make sure everyone understands something pretty clearly. Ajay, you and I were discussing this. Batteries in themselves are not necessarily good for the planet, right? Before recycling started to happen in a big way, did a lot of this wind up in the ground, basically polluting the earth? Is there a risk that continues to happen if people don’t recycle them?

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Ajay Kochhar:

Yeah. It took us a long time to understand, actually, what was happening to lithium-ion batteries before we came along. There really were, I’d say, three paths, which, none of them are good. One is, there’s the proverbial drawer at home. I’m sure the people who are here on this webinar, you may have a bunch of old devices at home and may not know what to do with them.

Ajay Kochhar:

We work with partners, and there are some logos in our deck that are, really, the groups that collect batteries, from post-consumer locations like ... Could be Staples, could be Home Depot, whatever it might be. Call2Recycle is a public organization. Battery Solutions is an organization that does that. That’s a place where you can go back to a store and you could drop your batteries and devices off, and take it back. However, that hasn’t worked very well until date. That was path one.

Ajay Kochhar:

Path two was, really, into brokers, and then out of the US. It’s so crazy. It’s great to see now that sense of urgency from the administration, to know that this is a huge issue. But, think about this. A lithium atom, or a cobalt atom, or nickel atom has a five times world passport over. It goes probably 10,000, 20,000 miles before getting into a battery. Then, at the end of life, when it comes out of the actual use, what’s happening was it was getting exported, getting exported from the US, before 2018, to China. After 2018, they stopped taking in the world’s waste en mass, so really to Korea and other places. Again, that’s crazy. This is really the urban mine. This is the place that you can actually get material.

Ajay Kochhar:

Then, lastly, to your question, [John 00:35:11], yeah, there are batteries that go into landfill. People don’t know what to do with them, unfortunately. The big hazard there is actually fire. If you look up “lithium-ion battery fires,” you’re going to find all sorts of stuff.

Ajay Kochhar:

If you go back to first principles, what are we helping change? We’re preventing all of those things. Tapping into the value, tapping into the urban mine, and bringing those materials back to new lithium-ion batteries because they’re so precious and needed for this electrification wave.

John Jannarone:

Great. There’s a question in here .... This happens a lot. Everyone wants to know about the 800-pound gorilla, Tesla. Where do they fit into the landscape here? My guess is that ... They’ve talked about shortages of certain metals, right? Perhaps could be a customer, if not now, in the future. Is that the way you’d see them, as possibly a partner rather than a competitor?

Ajay Kochhar:

Yeah. I can start, and then Tim can add on. I think, broadly speaking, you see some groups ... Tesla’s obviously leading in terms of their vertical integration. You see VW with a growing strategy that is getting to a similar place. You have different strategies, OEM by OEM, but there are always places that groups like us can plug in. You see that both from a recycling needs standpoint, there’s scrap, there could be after sales as part of that. When I say after sales, I mean going out to the economy, then coming back. To your point, John, there’s also the need for critical materials.

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IPO Edge Transcription 8.2.21

Ajay Kochhar:

Each of these groups ... We’re in a very interesting time in the world today. The raw material groups that all these companies, vehicle OEMs, cathode makers, cell makers, they are really scrambling for material. Many of them have had long-term agreements they’ve tried to strike to make sure they have consistency of operations, but it’s a big issue. They’re looking at all and any supply that they can get, but it has to meet the ESG profile, and, hence, recycling is being seen as a very important source for that material.

John Jannarone:

Someone’s asked a question here which I think I may have asked you myself at one point, Ajay. I think I have a couple of old laptops that are sitting somewhere. I certainly haven’t recycled them. Is there going to be a time in the near future when consumers like me can take that and send it off, and have it wind up with you guys so it could be turned back into new batteries?

Ajay Kochhar:

We really do encourage folks to go to the likes of Call2Recycle, Battery Solutions. You go on their website and see where they have drop-off points. The one challenge is, when you have batteries at home, you have all sorts of stuff, right? You might have AAs, AAAs, some devices, lithium-ion batteries. There are groups like that that help to sort through that and isolate different types of batteries. Then we get the lithium-ion stream, for example. Encourage people to look that up.

Ajay Kochhar:

For the future, whether Li-Cycle will take that direct in the future, we will see. We’ll continue to assess that. But our mission here is really, as I said, get as big of a funnel of material in as possible. If that means having to go to the consumer, we’ll consider it.

John Jannarone:

Great. This is a good question, here. I think you talked about how big the addressable market is. Someone asked, “How big is the recycled batteries metals industry versus the overall market at this point?” It must still be pretty small, I imagine.

Ajay Kochhar:

Yeah. I can take that one too, if you want. this is interesting, and I think it’s important to be realistic about this, but also paint the picture of where it could go. I’m going to split this into today, medium term, and long term.

Ajay Kochhar:

Today ... I’m going to focus on three materials, lithium, nickel, and cobalt. These are three critical materials. When we say the word critical material, it means that it has both criticality for the supply chain, but they each have a nuanced supply chain where there’s some need to get it into the form that you need it, battery material form. Each of those today, nickel, cobalt are maybe about 5%, if not less, coming from recycled sources into their demand. Lithium is basically nil. Outside of us, it’s been nothing happening there.

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IPO Edge Transcription 8.2.21

Ajay Kochhar:

In the medium term, now I’m going to talk about the next decade, industry-wide, just off of scrap, primarily, we can service between 10% and 20% each of those materials and their respective demand into the future. Obviously demand is growing rapidly. 10% to 20% is a big number, especially from nil, for lithium.

Ajay Kochhar:

Long term, phase three, this is where people really are wondering, when can this become the main supply source? That will take the next while, definitely, especially with that tsunami of batteries coming out at end of life. But there is the potential here, and the intent from the supply chain, this could be the 50%, to 60%, to 70% plus depending on the material, if not more, of the demand for those battery materials. Basically the urban mine for these materials, into the future. It will take some time to get there. It’s important to be transparent and realistic about, how can we get there? But it is definitely in the horizon.

John Jannarone:

Great. A question about the metals themselves. Lots of commodities out there trade every day, very liquid exchanges. What about these metals that we’re talking about here? Do the prices fluctuate a lot? At the same time, can you sell long term to your customers so maybe you’re not exposed to that, or do you have to hedge? How does that look?

Ajay Kochhar:

Do you want to take that one, Tim?

Tim Johnston:

Yeah. Sure. How it works today is that these metals do trade on the exchange, or exchanges. How we manage that is we work with our offtake partner, [Traxis 00:40:51], for the sale of these materials.

Tim Johnston:

Going forward, we obviously are very bullish in terms of the long-term positioning of where these materials are going to be. I think everyone has the consensus that these materials are going to be sure, so we feel that it’s worthwhile to be along them. In the future, we will assess different options around hedging and the like. For now we work with long-term offtake, but on the supply side rather than on the pricing side.

John Jannarone:

I’ve got you. Tim, when you make a deal with a customer, are they buying for a few years in some cases because they want to have the supply locked down?

Tim Johnston:

Yeah. Our offtake agreement with Traxis is seven years, and so typical duration is five to seven years.

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John Jannarone:

Okay. Great. We’ve got a couple of questions about a competitor. If I might ask you a tough one, guys?

Tim Johnston:

That’s okay.

John Jannarone:

Redwood Materials. How do you do it differently? What gives you an advantage?

Tim Johnston:

Yeah. No worries. First of all, Redwood, we’ve got a lot of respect for JB and the team there. They saw the same market opportunity that we did. They were coming at it from being an auto manufacturer, obviously, seeing all the waste that was coming out of the industry and going, “This is just crazy.”

Tim Johnston:

Where we differentiate from Redwood is they took that traditional process that I was talking about before, higher temperature, higher cost style framework, and they applied that, because that was the traditional technology model for processing lithium-ion batteries.

Tim Johnston:

What we did is we took that blank page approach, we were able to come up with something that is lower environmental footprint, lower economic costs of processing, higher recovery. We see ourselves as being technologically advantaged. I personally see that, going forward, there’s going to be more and more pressure to reduce the amount of high temperature processing of these materials. High temperature processing generates all sorts of emissions that are unfriendly to the environment and to people. We’re already seeing pushback from our customers on the industry to move away from these high temperature processing.

Tim Johnston:

To summarize, same sort of market opportunity. We believe we have a clear technological advantage, lower cost position, but it’s great to see that there’s interest in the sector.

John Jannarone:

All right. Great. Since the deal was announced, you’ve actually added on several new customers. I don’t know which one of you wants to discuss this, but can you tell us about a couple of highlights from those? Also, were those new contracts being driven by customers wanting to be ESG compliant? Was it because they just needed the metal? Can you tell us what made you win?

Ajay Kochhar:

Yeah. I can start, and then Tim should add. I’ll talk to each of them individually, but, broadly speaking, it’s actually all those factors combined. It’s commercial, it’s health and safety, quality. It’s also strategic fit. Where are we going with the business? It’s technology, heavy vetting on technology, site visits, auditing ... I can go on and on. ESG profiles, sustainability. It’s all these things together, usually is what informs the decision. It’s quite a technical decision, usually, when a battery supplier is going with a group.

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Ajay Kochhar:

To speak to some of the specific examples, obviously the marquee one, and I mentioned, is Ultium. To give people a bit of color, that process took about a year and a half. It was competitive. They looked at, I believe, all the options in the market, whatever they could find, and whittled that through a formal procurement process to selecting Li-Cycle. Obviously really wanted to talk about that.

Ajay Kochhar:

That, as a classic example, there, it was all those things together. It’s not just commercials. It’s really, they wanted to, as an example, understand, “Where are we going with the hub?” “What are the products that we’re going to be producing?” That was a very important example as part of that.

Ajay Kochhar:

Other brief funds that we’ve put out there ... Univar. I’d highlight that. Univar may not be such a household name-

PART 3 OF 4 ENDS [00:45:04]

Ajay Kochhar:

...funds that we’ve put up there.

Ajay Kochhar:

Univar, I’d highlight that. Univar may not be such a household name, but they’re a total waste solutions provider environmental services company. So, what they do... This is public. They help work with the vehicle manufacturers at the vehicle manufacturing site.

Ajay Kochhar:

The example of Altium, that’s the cell making and the cells go into module pack, and then into a vehicle. The vehicle manufacturing site, and there’s a belt, obviously, of vehicle manufacturing in the southeast of the US, there are groups like Mercedes-Benz and Honda and BMW. When they’re putting these battery packs into vehicles, sometimes things don’t go exactly right. So, they have all sorts of material that gets rejected from the facility.

Ajay Kochhar:

Univar is an example of a company that takes all of that. And then they’re channeling certain materials to groups.

Ajay Kochhar:

So, included is lithium-ion. Again, significant because they looked at all of the available solutions in the market and it was their customers that were also driving the selection of Li-Cycle.

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Ajay Kochhar:

Few other minor examples, Helbiz. It’s a micro mobility company. I was talking about scooters, e-bikes, as well as Renewance. Renewance is stationary storage decommissioning business, so people should think about utility scale, residential scale.

Ajay Kochhar:

All those verticals we talked about, I think that’s actually demonstrative of almost the full set of gamut.

Ajay Kochhar:

But back to your point, John, for the opening remarks, it is all of those factors together, not just commercial. It’s technical, ESG, sustainability, and more.

John Jannarone:

Gotcha. Someone’s asking you about what kinds of batteries these metals might wind up in because, for those of us who follow the EV industry, of course, there’s lots of unproven technology going on there, solid state batteries. I’m imagining, to the point you made before, these metals are substantially identical to what’s coming out of the earth.

John Jannarone:

I’m imagining, even if battery technologies change, your metals could still wind up there. Is that the right way to look at it?

Tim Johnston:

Yeah, exactly. Any of the lithium-based chemistries, that’s going to be in the...

Tim Johnston:

I mean, even [solid 00:46:59] set batteries. The chemistry on the cathode side is the same. It still has the need for all the same raw material inputs, so there’s no real change.

Tim Johnston:

I think the other benefit of a Li-Cycle technology is that it’s applicable to these next generation batteries as well for a processing side. So we’ve designed the process specifically to be able to handle these big variations in chemistry, which is an important factor when you’re looking at future-proofing your operations.

John Jannarone:

Great. Ajay, I’ve got a question about something I asked you earlier today. When we look at this company, for those of us who are familiar with EV companies, charging companies, battery companies, how would you tell those investors to look at Li-Cycle? I mean, rather than, I suppose, betting on a specific use, you’re providing all the raw materials, right? So, does that, de-risk it in a way? Is that the way you would explain it?

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IPO Edge Transcription 8.2.21

Ajay Kochhar:

And actually even like [Jeron 00:47:51], the way that Peridot looked at it, and Tim articulated that we had a lot of choice around who we partnered with, but conversely, they looked at a lot of different opportunities. The way they often open is saying, “Look, we looked at EV manufacturers, battery manufacturers, all around this thematic, but the issue there is you might be trying to choose a winner in a space where it’s hard to know.”

Ajay Kochhar:

These are big spaces, making vehicles, electric vehicles, making battery cells, packs, whatever.

Ajay Kochhar:

So, Li-Cycle at the end of the day, we’re commercial business, as we talked about. We have a model which enables us to get to scale. The spoke model is very enabling of that. It’s low capital cost. We can deploy those facilities very quickly. We’re already operating those. And we have the hub model to help go down further the supply chain and get to the battery materials.

Ajay Kochhar:

But third, we’re the beneficiary of all those tail winds at the end of the day. And it’s totally agnostic. I use that phrase very intently, being the Switzerland of battery recycling. We’re totally agnostic to what happens in EVs and battery technology. With more battery technology proliferation, market share, at the end of the day, there’s scrap that needs to be recycled. There’s end of life batteries that need to be dealt with. And there’s materials that are needed to go back and be made batteries.

Ajay Kochhar:

And we’re the beneficiary of all that. So, as a de-risked way to not have to take a view in the space, definitely there’s a benefit there.

Ajay Kochhar:

And last thing I would say, sometimes I see, even I get the question, people say, “Oh, is this industry winner takes all? Is there a sole winner?”

Ajay Kochhar:

There’s not just a sole winner in this space. That’s a bit of a misnomer.

Ajay Kochhar:

It may be that over time, there are a few key players. They may not be a lot of different large players. But it isn’t as though there’s one company solely here that is going to be a beneficiary. Of course, Li-Cycle wants to be the leading company, but just to help from a risk standpoint, I often see that question, just to help answer it, as well.

John Jannarone:

Oh, good. That’s really helpful.

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IPO Edge Transcription 8.2.21

John Jannarone:

Let’s take this as a little bit of a technical one here. It looks like it’s from a Warren Tolder. I don’t know Tim or Ajay, if you want to address this, I’m asking you about the redemption at $18. I mentioned the strikes $11.50.

John Jannarone:

These warrants, tell me if I’m wrong, look substantially the same as most do SPAC transactions. I mean, that’s probably an in-kind call at $18 if it trades at a certain level, Tim, I don’t want you too in the weeds here, but I just want to help this guy out.

Tim Johnston:

Why don’t you go for it, Ajay?

Ajay Kochhar:

Yeah, no, it’s not too different than other SPACs. I mean, you’ll see some SPACs with different upper Stripe prices. May not be 18, could be a different number. But the structure is predominantly very similar to other SPACs.

Ajay Kochhar:

And the F4, the proxy, or the 424 filing has, I believe, a table in there that helps to elucidate what happens at different prices. So, I encourage folks to maybe take a look about.

Ajay Kochhar:

If you’re still unclear, you can reach out to investors@li-cycle.com.

John Jannarone:

All right, great.

John Jannarone:

Someone’s asking. People are very curious about the consumers recycling their batteries. But just more broadly, can you gentlemen help us understand, what do your input costs look like going forward? I mean, is it possible that there’s going to be a bigger push to get more of this rough material to you and therefore your costs will go down over time? Or are you, are you bidding for competitively? How does that work?

Ajay Kochhar:

Yeah, I’d actually say broadly speaking, there’s a trend that there is more material in the market that needs to be recycled than there is capacity. And in our history, that hasn’t always been the case. But I can say very confidently that that is where this is going.

Ajay Kochhar:

And I’ll just give you one stat to help illustrate it.

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Ajay Kochhar:

Six months ago in North America, we probably saw between 60 and 90 gigawatt hours of manufacturing capacity for batteries by 2025. That term may not mean much to people, but just use it as an energy term, as a relative term. And where we are today, by 2025, we see that figure between 250 and 300 gigawatt hours of manufacturing capacity by 2025. So, that was a short six months. It’s been a lot of incremental announcements since then, but at a multiple of how much was expected before in North America.

Ajay Kochhar:

So what does it mean for us?

Ajay Kochhar:

What that means for us is there is scrap that is generated out of those facilities that needs to be dealt with.

Ajay Kochhar:

Well, when you look at the recycling space, take North America or even broadly speaking, it’s not really keeping up at the same pace. We’re really pushing to ensure that we’re there and serving the need, but there isn’t the commensurate growth in the recycling capacity. So, hence I think where people go and say, “Oh, is there going to be a bidding war on scrap or batteries?”

Ajay Kochhar:

Not really. We see more of the need that there’s actually under-capacity of recycling. So, that will continue to play out over time, but it bodes well for us overall.

Tim Johnston:

Yeah. I would also just add to that, Ajay, that coming back to first principles, we see ourselves as the lowest cost processor of lithium-ion batteries. So, even if that unlikely scenario emerges, we’re still going to be cost advantaged relative to the rest of the industry. We’re not concerned about that going through.

Ajay Kochhar:

Yeah. It’s a good point, Tim.

Ajay Kochhar:

We recently had an investor put it to us. Sometimes companies, you ask them, what’s their moat? You might’ve parsed. We said very precisely our moat is technology, patented technology, coupled with the commercial aspects.

Ajay Kochhar:

Sometimes people will just say, “Oh, it’s the commercial aspects.” But at the end of the day, if you’re not a low cost, margin-enabling company, then that frankly doesn’t mean very much long-term. So, Tim’s statement there is extremely important for Li-Cycle from a long-term investment standpoint.

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John Jannarone:

Great.

John Jannarone:

Question here about local community impact. So, when you build a facility in say Rochester, you’re creating jobs. And I think play some places like that in the Rust Belt are probably very happy to have industry coming back. But what other kinds of impact do you have on the community there? I mean, what are the inputs to do this? Someone’s asking you about water. Do you need a lot of water? And is there waste? How do things look? Is it as green as possible?

John Jannarone:

I mean, how do you impact the communities?

Tim Johnston:

Yeah, that’s actually a great question. And we’re actually very purposeful.

Tim Johnston:

When I said that batteries follow population centers, we deliberately designed our processes to be able to be located close to where people are. Of course, nobody wants a furnace that’s burning off plastics and everything next door to them or in the neighborhood.

Tim Johnston:

The alternative life cycle processes, it’s all low temperature. It’s all in a water-based solution. So, basically it means that we don’t generate any dust or anything like that.

Tim Johnston:

But then from a water consumption perspective, all the water is a hundred percent recycled back through the process. It requires small amount of make up water. The water need for the process, for an individual spoke process, to give you an idea, is about 250 to 500 tons per year. And that’s a little bit more than what an individual would use over the course of a year. So, it’s a very, very, very tight water footprint.

Tim Johnston:

We’re trying to reduce that. The reason why it’s a range is because we’re trying to minimize it all the time by using gray water and the like, think about this.

Tim Johnston:

When people come to the plant there, I had this comment, we were doing a tour recently. Everything from the mop water that we use to mop the kitchen floor all ends up back in our process. Anything that we can do, we’re really trying to minimize.

Tim Johnston:

And at the same time, we don’t generate any waste water. We were very conscious from a waste perspective to minimize the outputs from the facilities, as well. A spoke facility who doesn’t generate any waste water. The hub facility doesn’t generate any waste water. In fact, we’re investing in zero liquid discharge technology specifically to address that.

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Tim Johnston:

These are the things that we see as being key differentiators for Li-Cycle in the future and worth the investment.

Tim Johnston:

But it’s how we started. And that’s a really important point.

Ajay Kochhar:

Yeah. And just on the water point, relative to mining and refining, just a stat to throw out there, for every ton of batteries that we recycle, we offset the use of 96 tons of water. So, 96 metric cubes, that’s 96,000 liters, of water for every ton of batteries that we recycle.

Ajay Kochhar:

There’s a huge water savings that we’re enabling for the overall ecosystem.

John Jannarone:

Great. And now Tim, that’s reminded me of the quote from you in the FT. When you talked about urban mining at scale, this could have looked like the ‘73 Arab oil embargo, right?

Tim Johnston:

Yeah.

Tim Johnston:

The point that I was trying to make there was that, that is something that you can turn on very quickly. So, when the oil crisis happened, it hit everybody.

Tim Johnston:

A lot of people are concerned about the supply of raw materials in the future. Well, producing lithium or producing Nicola cobalt isn’t the same as just drilling a hole, tapping it, and extracting the materials. It actually takes a very long time to develop these assets. I mean, the typical lithium mine today is probably about five years from start of construction through to start of production or the start of plannings through to the start of production.

Tim Johnston:

So, that has the potential to delay the take up of lithium-ion battery technologies, including electric vehicles, if we can’t get those raw materials.

Tim Johnston:

What we can do is we can very quickly deploy technology, very quickly develop these assets in order to be able to bring those materials back to the supply chains and try and take some of that pressure off.

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IPO Edge Transcription 8.2.21

John Jannarone:

Great.

John Jannarone:

There’s a question here about potential new innovations in batteries. We already talked about this a little bit. But someone’s talking about sodium ion. Maybe not even necessarily that technology, but if things change, can the infrastructure that you’re building out be adapted reasonably quickly enough without a big amount of Cap X to turn out new materials that perhaps today we’re not thinking that much about?

Tim Johnston:

Yeah, no, absolutely. I mean, the reality is is that, whether or not it’s sodium ion or solid state batteries, we’ve thought about this from a first principles perspective.

Tim Johnston:

The spokes are designed to process batteries. It really it’s very agnostic to what the chemistry is. And on the hub side, we’ve geared it towards the supply of those major critical materials that go back into lithium-ion batteries today. But they could also go into other different types of technology. It’s not limited to that.

Tim Johnston:

We were conscious of drawing a line in terms of how far we wanted to take it. We were very deliberate in terms of not going to precursor, not going to cap load, not trying to make batteries, not trying to encompass everything because it’s really our customers that are walking on that edge of the technology.

Tim Johnston:

The key thing for Li-Cycle is getting the materials in, processing them safely, economically, environmentally friendly, and then returning them back into the industry.

John Jannarone:

Okay, great.

John Jannarone:

Well, I’m afraid of that hour flew by. We’re out of time now. If you could not put up that screen one more time, just to remind everyone who’s got any questions about how to vote. It’s right up there. And this will be in the replay up later today, which you can find on ipo-edge.com and on Yahoo Finance and Bloomberg terminals under PDAC. You can check it out. That’s the best way right there.

John Jannarone:

That email address again, we’ll put it up on the replay.

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IPO Edge Transcription 8.2.21

John Jannarone:

Tim, Ajay, thank you so much. I’m afraid we ran out of time. I’m going to share all the questions we didn’t get to with you immediately after this.

John Jannarone:

So, thank you everyone so much for listening. Thank you, Jarrett Banks, my co editor. Tim and Ajay, you guys have a great day. Thanks again.

Tim Johnston:

[crosstalk 00:59:28] Thank you, John. Thank you everyone.

Ajay:

Appreciate it. Bye bye.

PART 4 OF 4 ENDS [00:59:32]

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed business combination involving Li-Cycle and Peridot, Newco has prepared and filed with the SEC a registration statement on Form F-4 that includes both a prospectus of Newco and a proxy statement of Peridot (the “Proxy Statement/Prospectus”). Peridot has mailed the Proxy Statement/Prospectus to its shareholders and has filed other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Peridot or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY PERIDOT OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Peridot or Newco through the website maintained by the SEC at www.sec.gov.

Investors and securityholders will also be able to obtain free copies of the documents filed by Peridot and/or Newco with the SEC on Peridot’s website at www.peridotspac.com or by emailing investors@li-cycle.com.

PARTICIPANTS IN THE SOLICITATION

Li-Cycle, Peridot, Newco, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the Proxy Statement/Prospectus. Information regarding the directors and executive officers of Peridot is contained in Peridot’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 26, 2021 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

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IPO Edge Transcription 8.2.21

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Peridot or Newco or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21 of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction involving Li-Cycle and Peridot and the ability to consummate the proposed transaction. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely”, “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain shareholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances, including under the Hart-Scott Rodino Antitrust Improvements Act; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Li-Cycle and Peridot to consummate the proposed transaction; (iii) the possibility that other anticipated benefits of the proposed transaction will not be realized, and the anticipated tax treatment of the combination; (iv) the occurrence of any event that could give rise to termination of the proposed transaction; (v) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (vi) changes in general economic and/or industry specific conditions; (vii) possible disruptions from the proposed transaction that could harm Li-Cycle’s business; (viii) the ability of Li-Cycle to retain, attract and hire key personnel; (ix) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Li-Cycle’s financial performance; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; and (xiii) other risk factors as detailed from time to time in Peridot’s reports filed with the SEC, including Peridot’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive. Neither Li-Cycle nor Peridot can give any assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, neither Li-Cycle nor Peridot undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

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